UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            APEX SILVER MINES LIMITED
                      ------------------------------------
                                (Name of Issuer)

                       Ordinary Shares, US$0.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    G04074103
                               ------------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                                Page 1 of 6 Pages




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                                                               Page 2 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. G04074103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  EDUARDO S. ELSZTAIN

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Argentina

                           7        Sole Voting Power
  Number of                                 1,767,409
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,767,409
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,767,409

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    6.74%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 6 Pages

               This Statement on Schedule 13D relates to Ordinary Shares, US$0.01 par value per share (the "Shares"), of Apex Silver Mines Limited (the "Issuer"). This Statement is being filed by the Reporting Person (as defined herein) to report a recent acquisition of more than 5% of the outstanding Shares of the Issuer.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is Caledonia House, Ground Floor, Mary Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of Eduardo S. Elsztain (the "Reporting Person"), a citizen of the Republic of Argentina. The Reporting Person's business address is Bolivar 108, 1er Piso, Capital Federal, Buenos Aires, Argentina, and his principal occupation is serving as Chairman of the Board of each of Consultores (as defined below), Cresud S.A.C.I.F. y A., an Argentine agriculture company and IRSA Inversiones y Representaciones Sociedad Anonima, an Argentine real estate company.

               The Reporting Person is the Chairman and majority shareholder of Consultores Asset Management S.A. (formerly Consultores de Inversiones Bursatiles y Financiera S.A., hereinafter referred to as "Consultores") whose principal business is portfolio management. Consultores is 100% owner of Consultores Management Company Limited ("Consultores Management"), a company formed under the laws of the Isle of Man. Consultores Management is the manager of and provides investment advice with respect to securities held for the account of Quantum Dolphin Plc, a public open-ended investment fund formed under the laws of the Isle of Man ("Quantum Dolphin"). The principal business address of Consultores is Bolivar 108, 1er Piso, Capital Federal, Buenos Aires, Argentina. The principal business address of Quantum Dolphin and Consultores Management is Saint James's Chambers, Athol Street, Douglas, Isle of Man IM11JE.

               During the past five years, neither of the Reporting Person, Consultores, Consultores Management, Quantum Dolphin, nor, to the best of the Reporting Person's knowledge, any other person mentioned in this Item 2 has been
(a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               On August 3, 1998 Silver Holdings LDC, an exempted limited duration company organized and existing under the laws of the Cayman Islands ("Silver Holdings"), of which Consultores and Quantum Dolphin are Class A shareholders of 1% and 26.5%, respectively, received shares of the Issuer (the "Conversion Shares") in exchange for shares of Apex Silver Mines LDC ("Apex LDC"). The shares were exchanged on a one-for-one basis pursuant to a 1996 Buy-Sell Agreement entered into among the Issuer and the minority shareholders of Apex LDC. Consultores received 62,974 Conversion Shares and Quantum Dolphin received 1,668,790 Conversion Shares.

               The Shares held for the accounts of the clients of Consultores and/or Consultores Management, including Quantum Dolphin, may be held through margin accounts maintained with brokers, which extend margin credit as and when




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                                                               Page 4 of 6 Pages


required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of the Consultores clients and/or Quantum Dolphin, were acquired or disposed of for investment purposes. Neither the Reporting Person, Consultores, Consultores Management nor Quantum Dolphin has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               The Reporting Person and Consultores Management reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed, of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person and/or the clients of Consultores Management, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) The Reporting Person may be deemed the beneficial owner of 1,767,409 Shares (approximately 6.74% of the total number of Shares outstanding). This number consists of (i) 62,974 Shares held for the account of Consultores (ii) 1,668,790 Shares held for the account of Quantum Dolphin and
(iii) 25,000 Shares and 10,645 Shares issuable upon the exercise of 10,645 currently exercisable director options held for his account.

               (b) The Reporting Person, by virtue of his position with Consultores and Consultores Management's management contract with Quantum
Dolphin, may be deemed to have the sole power to direct the voting and disposition of the 62,974 Shares held for the account of Consultores, the 1,668,790 Shares held for the account of Quantum Dolphin and the 25,000 Shares and 10,645 Shares issuable upon the exercise of 10,645 currently exercisable director options held for his account.

               (c)  Not applicable.

               (d) (i) The shareholders of Consultores have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Consultores in accordance with their ownership interests in Consultores.

                    (ii) The shareholders of Quantum Dolphin have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Dolphin in accordance with their ownership interests in Quantum Dolphin.

                    (iii)The Reporting Person has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for his account.

               (e)  Not applicable.



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                                                               Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In connection with a Buy Sell Agreement entered into on August 6, 1996 by and among the Issuer, Silver Holdings, and others (the "Buy-Sell Agreement"), incorporated herein by reference as Exhibit A and incorporated herein by reference in response to this Item 6, Consultores and Quantum Dolphin have agreed that the Conversion Shares shall be unregistered shares and will not be able to be sold publicly absent an exemption from the registration requirements under the Securities Act of 1933, as amended.

               On October 28, 1997, the Issuer executed a Registration Rights (the "Registration Rights Agreement"), incorporated herein by reference as Exhibit B and incorporated herein by reference in response to this Item 6. The Registration Rights Agreement provides that the holder of the Conversion Shares may demand registration of such shares, subject to certain conditions and restrictions, pertaining to their ability to demand that the Issuer register the Conversion Shares under the Securities Act.

               The description above of the terms of the Buy-Sell Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the specific provisions of such agreements, which are incorporated herein by reference as Exhibits A and B, respectively.

               From time to time, each of the Reporting Person, Consultores and/or Consultores Management may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of such persons or entities may borrow Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, the Reporting Persons, Consultores, Consultores Management and/or Quantum Dolphin do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

A. Buy-Sell Agreement dated August 6, 1996 among the Issuer, Apex Silver Mines LDC, Litani Capital Management LDC and Silver Holdings (filed as
          Exhibit 10.3 to the Issuer's Form S-1 (Registration No. 333-34685) and incorporated herein by reference).

B. Registration Rights Agreement dated October 28, 1997 by and among the Issuer, Silver Holdings and others (filed as Exhibit 10.29 to Amendment No. 4 to the Issuer's Form S-1 (Registration No. 333-34685) and incorporated herein by reference).





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                                                               Page 6 of 6 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 12, 1998



                                             /S/ EDUARDO S. ELSZTAIN
                                             ----------------------------------
                                             Eduardo S. Elsztain